FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF-Result of the Tender Offer for Notes	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the relevant event announced on 13 March 2018, Telefónica Europe B.V. (the "Issuer") announces the final results of the invitations to holders to tender for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers") of the following notes:

(i)	EUR 1,125,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2018 Notes"),

(ii)	EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes"),

(iii)	EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes"),

(iv)	GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Notes"),

(v)	EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2021 Notes"), and

(vi)	EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2024 Notes")
(each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor").

The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 13 March 2018 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum.

The Issuer will (subject to satisfaction or waiver of the New Financing Condition described in the above mentioned relevant event) accept validly tendered Notes pursuant to the Offers for purchase in cash in an aggregate principal amount equivalent to EUR 1,776,575,600, of which an amount equivalent to EUR 1,124,875,600 in principal amount relates to the Priority 2 Notes.

The Issuer will not be accepting for purchase any of the EUR 2024 Notes tendered for purchase pursuant to the Offers.

The final results of the Offers are as follow:

Description of Notes	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Repurchase Yield	Accrued Interest	Benchmark Rate	Pro-ration factor (if any)	Fixed Spread (basis points)	Priority	Maximum Series Amount

EUR 1,125,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2018 Notes") Current Coupon: 6.50%	18/9/2018	EUR 1,125,000,000	EUR 103,187.67 per EUR 100,000	N/A	3.312%	N/A	N/A	N/A	1	EUR 651,700,000
EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes") Current Coupon: 4.20%	4/12/2019	EUR 850,000,000	EUR 106,395 per EUR 100,000	0.419%	1.254%	EUR 2019 Notes Interpolated Mid-Swap Rate (-0.181%)	31.57%	60bps	2	EUR 145,200,000
EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes") Current Coupon: 5.00%	31/3/2020	EUR 750,000,000	EUR 109,011 per EUR 100,000	0.509%	4.890%	EUR 2020 Notes Interpolated Mid-Swap Rate (-0.141%)	40.00%	65bps	2	EUR 158,200,000
GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Notes")** Current Coupon: 6.75%	26/11/2020	GBP 600,000,000	GBP 111,721 per GBP 100,000	2.192%	2.164%	GBP Notes interpolated Mid-Swap Rate (1.230%)	100%	95bps	2	GBP 428,500,000
EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2021 Notes") Current Coupon: 7.625%	18/9/2021	EUR 625,000,000	EUR 122,022 per EUR 100,000	1.149%	3.886%	EUR 2021 Notes Interpolated Mid-Swap Rate (0.149%)	100%	100bps	2	EUR 332,300,000
EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2024 Notes") Current Coupon: 5.875%	31/3/2024	EUR 1,000,000,000	N/A	N/A	N/A	N/A	N/A	N/A	2	EUR 0
** Based on an exchange rate of GBP 1 = EUR 1.1416, as shown on Bloomberg Page BFIX as at the Expiration Deadline.

The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum.

Whether the Issuer will purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected settlement date of the Offers is 23 March 2018.

All Notes repurchased pursuant to the Offers will be cancelled.

Madrid, March 21, 2018

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, neither the Offers, nor the Tender Offer Memorandum has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).

Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 21, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors